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FOR IMMEDIATE RELEASE         NASDAQ: CRME       TSX: COM

CARDIOME INITIATES ORAL RSD1235 PATIENT DOSING

Vancouver, Canada, September 24, 2004 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) today announced the initiation of subject dosing in its Phase 1 study of a controlled release formulation of oral RSD1235. The study is an open-label, cross-over evaluation of two controlled release formulations of RSD1235 in comparison to an immediate release formulation. The study will enable Cardiome to evaluate and select which formulation to move forward into further clinical trials.

A controlled release oral formulation of RSD1235 is being developed as a chronic treatment for atrial fibrillation (AF). Oral RSD1235 is expected to prevent or slow the recurrence of AF, and is designed to be used as a follow-on therapy to intravenous RSD1235, currently in Phase 3 trials for the conversion of AF. The controlled release formulations have provided targeted plasma levels in preclinical studies for periods of time in excess of 10 hours, while RSD1235 has previously been reported to have bioavailability of greater than 70% in healthy volunteers.

“Cardiome has made great progress in our Phase 3 intravenous RSD1235 program, and we are pleased to have the oral program also underway” stated Bob Rieder, President and CEO. “A drug that demonstrates both safety and efficacy has great potential within the large and poorly served chronic AF market. It is our hope that oral RSD1235 will serve this important unmet medical need.”

Atrial fibrillation is an abnormal heart rhythm that affects the atria of the heart, lowering the heart’s pumping capacity and increasing the risk of stroke. Immediate symptoms are breathlessness and fatigue. Long-term effects include increased risk of both stroke and congestive heart failure. In 2002 there were over 7 million cases of atrial arrhythmia in the developed world. Currently available drugs lack sufficient efficacy and put patients at risk for potentially fatal side-effect arrhythmias, resulting in clinicians having few options for treating AF patients who suffer from the disease on a long term basis. Establishment of safety and efficacy will be key to RSD1235 emerging as the potential drug of choice for the management of paroxysmal and persistent AF

In October 2003, Cardiome licensed North American rights to the intravenous formulation of RSD1235 to Fujisawa Healthcare Inc. Cardiome retains worldwide rights to oral RSD1235 for the prevention of AF and all rights to the intravenous formulations outside of Canada, US and Mexico.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead antiarrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome has now initiated three Phase 3 clinical trials for IV RSD1235. In a proof-of-concept intravenous dosing study completed in 2002, RSD1235 terminated atrial fibrillation in 61% of patients, compared to a 5% placebo rate. In an oral dosing study in humans also completed in 2002, RSD1235 was shown to have high oral bioavailability, suggesting it could be used for chronic oral treatment of AF.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF. Cardiome also has a program, currently under internal review, applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

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Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.